INVEST IN 📈 HELLOWOOFY.COM, SMART MARKETING 😍

🔥 HelloWoofy.com, Smart Marketing Automation. ~$1M Sales. 22K Users/Members. 📈

PITCH VIDEO · INVESTOR PANEL



Marketing Automation for Small Businesses, Like Yours, in 15 Min
Invest as low as $100
Perks Included at $249+ Levels of Investment

helloowoofy.com New York NY

Technology · SaaS · B2C · Minority Founder · AI

LEAD INVESTOR

Troy Sandidge 3x Agency Builder With $175M+ In Sales • Growth Advisor For Startup Founders & C-Suite Executives • Top 0.5% Global Podcaster

I am investing in HelloWoofy because the landscape for social media marketing, content marketing, and, more importantly, content distribution has evolved. From the next generation of small businesses and entrepreneurs to the rise of the gig and creator economies to the scaling of emerging businesses, comes down to being able to communicate to your audiences wherever they are using smart marketing. As many current solutions on the market have not made significant improvements in their overall offering based on the demand of the marketplace in years. HelloWoofy is creating an all-in-one solution for creators and businesses to maximize their communication efforts across current and emerging social media, messaging, and blogging, and entertainment platforms. With a simple UX/UI experience and features designed for the army of one, the small business, the entrepreneur, the creator, the growing agency and beyond, coupled with AI integration and additional tools to expand writing, accelerate distribution, and ultimately save time in overall marketing efforts. I truly believe this could be a game-changing solution for marketing online, giving many the advantage they need to propel their businesses forward.

Invested $2,000 this round & $11,500 previously

Highlights

1. Proven market validation with traction in a $50+ Billion dollar total addressable market 🚀
2. ~$1.8M raised. ~$1M sales (invest as low as $100. $249+ w/ Perks w/ TOP investors eg Tim Draper). 🎉
3. Total sales to date ~$1M and growing 🏆
4. 22,000+ members and users on HelloWoofy.com and Content Masters group. ✅
5. Multiple fully patented data science tech and algorithms 🔬
6. 70M+ content recommendations generated on by members when creating marketing content. 📊
7. 149% Growth Year over Year. 2X Business models combining SaaS metrics with Reg CF (see below). 📈
8. Small business owners save over 10 hours a week with marketing and networking automation. ☕

Our Team

Arjun Rai Founder + CEO

• Generated Just Under $1M in Sales to Date • Increased monthly API to over 50M in 2 Years • Expanded customer base 21,900% • Raised $1,800,000 in pre-seed VC funding through a robust network of investors, Reg CF and self-financing

> 👉 As a small business owner myself, I personally understand the desperate need for smart marketing to win online...a solution that uses science, is simple and opens up my ability to scale easily...every SMB owner in 2021 and beyond needs such a solution to survive digitally. ✅

Glenn Argenbright Board Member

Exited and sold 12 companies returning billions in shareholder capital. Founder of top accelerator program, Quake Capital.

Lane Campbell Board Member

Built, scaled and sold several small businesses across various sectors. Technology expert with government and finance sector experience.

Ankur H. Tech Lead + Engineer

Ihor N. Senior Full Stack Engineer

Beatriz G. Lead UI / UX and Graphic Designer

Michael P. Paid Marketing Lead

✅ Invest as low as $100 alongside 3,000+ investors including Glenn Argenbright (9 exits, 3 IPOs), Billionaire Tim Draper, Peter Thiel's Scout 1517 Fund etc. 🚀

Raise Amount Impacts
(For 90-120 Days Engineering)
for Woofy, Inc.
$1,500,000
Platform Scaling Upgrades
- 10x Speed
SelfTact.com Intro



$250,000	$750,000	Subscription Model - $250,000 ARR
Platform Scaling Upgrades - 30% More Revenue - 10x Speed	**Platform Scaling Upgrades** - 30% More Revenue - 10x Speed	**Paid Ads AI Driven Commenting Tool** - Additional $500,000 in ARR to HelloWoofy.com
SelfTact.com Intro Subscription Model - $250,000 ARR	**SelfTact.com Intro Subscription Model** - $250,000 ARR	**Smart Speaker Tool** - Additional $500,000 in ARR to HelloWoofy.com
	Paid Ads AI Driven Commenting Tool - Additional $500,000 in ARR to HelloWoofy.com	**AR XR Agency Tool** - Additional $300,000 in ARR to HelloWoofy.com

Early Bird Terms for First
$150,000 Invested!

After, Company Valuation Cap Increases to $10M

I'd Like to Invest
as low as $100, $249 or more for Perks

What is HelloWoofy.com and SelfTact.com?

Invest as low as $100 into HelloWoofy.com which is behind two software products for small business owners designed to automate digital marketing and in person networking to convert leads into customers, build a community and most importantly scale revenue. If you're a coach, real estate agent, podcaster, NFT community creator, etc. you use HelloWoofy.com to win big (more freedom, higher income and greater impact). Total addressable market, over $75B, with year over year growth of 149% in sales.



HelloWoofy.com (with over 16,000 small business members globally): Creates marketing content using patented AI technology, schedules minutes/days or weeks ahead of time and posts to over 5 separate marketing channels (and 8 by early 2023). Partnered with top marketer, Jim Edwards' ContentMarketingScripts platform, members can create content now with world renowned copywriting expertise and directly import into HelloWoofy.com to schedule and post.

Create. Schedule. Post.
Everywhere!

5 Marketing Channels Soon 8



SelfTact.com (over 2,000 leads / contacts captured in weeks of launch): Capture leads visually by taking selfies at networking events in person and close deals easily via text or email. SelfTact users receive added discounts to use HelloWoofy.com marketing automation platform and in turn reducing CAC for parent company.

Invest as low as $100
Perks Included at $249+ Levels of Investment

How will we be making money? And why you should invest with us today.

#1 A Business Model They Don't Teach You in Business School (HelloWoofy.com Platform):

- Customer buys SaaS subscription ~86% of the time paying Annually (or ~14% monthly)
- Customer estimated to have an average lifetime value of ~$650
- Customer may then become an affiliate earning 10% commission per sale (turning members into "revenue centers" with very low CAC for company)
- Customer/community member may invest an average ~$315 into a Reg CF or equity crowdfunding campaign such as this one (adding to the perceived "value" of said customer)
- Customer acquisition cost to HelloWoofy.com on average is $99
- Average cart value is ~$160 (our intention is to scale it to $2,000 as we shift to mid market)

Result? ~$1000 in total value incoming to HelloWoofy with a cost of acquisition of $99 (nearly a 1:10 ratio providing quick scalability for success long term).

*Woofy will be increasing the lifetime value of the HelloWoofy.com product for new customers to offset acquisition costs and create profits for a sustainable business model.

and

#2 Business Model Creative Ways to Reduce CAC (SelfTact.com, a HelloWoofy.com mobile app product)

Purpose: Reduce CAC (customer acquisition cost) with a low barrier easy to use smart networking mobile app for small business owners to capture and close new leads.

- Customer downloads free iOS or Android app, SelfTact.com (Selfies for Contacts)
- Customer takes first selfie with new lead, captures contact info and immediately lets SelfTact message new lead with their contact, booking, linkin in etc. information and selfie attached (visual reminder)
- Customer's new lead then receives message to connect with tagline attached, "Made with ❤️ on SelfTact.com" allowing for a network effect)
- Customer on average will add 22 contacts within first few days of downloading mobile app
- HelloWoofy.com will then upsell discounted offers to SelfTact users for subscriptions to HelloWoofy.com for marketing automation



Result ? Lower CAC (customer acquisition cost) to company providing quick scalability for success long term.

*Goal is to reach as close to $0 in CAC as possible with scale and audience.

I'd Like to Invest
as low as $100, $249 or more for Perks

How does SelfTact.com by HelloWoofy.com work?

Customer at a business networking event captures a selfie with a new lead or contact, captures their contact information and SelfTact automatically reaches out to the new lead with customer's information including booking link, linked in URL, phone number, email, and more. The new lead sees "Sent with ❤️ by SelfTact.com" and has a high probability of downloading the app themselves in order to capture contact information when at networking events in future. With a growing userbase of over 2000 contacts already captured in just weeks of launch, HelloWoofy.com aims to upsell it's SaaS marketing automation solution to SelfTact.com users as a means to manage their social media marketing, blog marketing, smart speaker marketing, newsletter marketing and search engine optimization via google web stories.



Let's Go!

How do you get started here on WeFunder?

1. Step 1: Pick a level of investment you feel you want to participate at and have a piece of a fast growing startup.

2. Step 2: If you picked a level of investment with a free HelloWoofy.com membership, message support@hellowoofy.com with a receipt of investment for your unique membership code to unlock your HelloWoofy membership.

3. Step 3: Share with your community that you're proud to have invested as low as $100 into HelloWoofy's equity crowdfunding raise (WeFunder.com/HelloWoofy) which means you're supporting your small business and other small businesses with smart marketing and smart networking.

Invest as low as $100
Perks Included at $249+ Levels of Investment

What do you get for investing and growing with HelloWoofy.com today?

Backed by leading venture capitalists and investors such as Glenn Argenbright (9 exits, 3 IPOs), billionaire Tim Draper, Peter Thiel's scout venture fund: 1517 and top marketer, Jim Edwards. Plus, HelloWoofy.com is offering the following perks to you as a new investor for joining this round!!! Join over 3,000 equity crowdfunding investors just like you who have already invested. With over $1.8M in raised capital to date and about ~$1M in total sales to date, the company is poised to expand quickly into 2023.

Note: Our financial statements are prepared on an accrual basis which prorates subscription revenue earned in the reporting period as opposed to when it was received. As a result, the total revenues for 2020 & 2021 appear lower in the financial statements than listed above because some of our subscription revenue from these years is counted towards future years.











Tim Draper
Billionaire
General Partner,
Draper Associates
Danielle and
Michael
Peter Thiel's Scout
Venture Fund, 1517
Jim Edwards
Author and
Top Marketer
Glenn Argenbright
9x Exit, 3 IPOs
General Partner,
Quake Capital
Are you
next?
3,000+
Equity
Crowdfunding
Investors

• 👉 Invest at $249 Level

- ✅ Shoutout on social media
- ✅ $5 Discount on Any HelloWoofy.com Plan

• 👉 Invest at $499 Level

- ✅ Shoutout on social media
- ✅ $15 Discount on Any HelloWoofy.com Plan

- 👉 Invest at $999 Level

  - ✅ Shoutout on social media
  - ✅ Free SMB HelloWoofy.com Plan (or equivalent)

- 👉 Invest at $2,499 Level

  - ✅ Shoutout on our company blog
  - ✅ Free 15 min Expert Digital Marketing Consultation ($50 Value)
  - ✅ Free Agency HelloWoofy.com Plan (or equivalent)

- 👉 Invest at $4,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ Free 15 min Expert Digital Marketing Consultation ($50 Value)
  - ✅ Free Agency Plus HelloWoofy.com Plan (or equivalent)

- 👉 Invest at $9,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ Free 60 min Expert Digital Marketing Consultation ($200 Value)
  - ✅ Free Agency Plus HelloWoofy.com Plan (or equivalent)

- 👉 Invest at $24,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 3x Free 60 min Expert Digital Marketing Consultation ($600 Value)
  - ✅ Free Enterprise HelloWoofy.com Plan (or equivalent)

- 👉 Invest at $49,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 6x Free 60 min Expert Digital Marketing Consultation ($1800 Value)
  - ✅ 1x Guest Appearance on Content Masters LIVE show (audience of over 6,000 SMBs)
  - ✅ 2x Free Enterprise HelloWoofy.com Plans (or equivalent)

- 👉 Invest at $99,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 6x Free 60 min Expert Digital Marketing Consultation ($1800 Value)
  - ✅ 1x Guest Appearance on Content Masters LIVE show (audience of over 6,000 SMBs)
  - ✅ 5x Free Enterprise HelloWoofy.com Plans (or equivalent)

- 👉 Invest at $249,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 6x Free 60 min Expert Digital Marketing Consultation ($1800 Value)
  - ✅ 1x Guest Appearance on Content Masters LIVE show (audience of over 6,000 SMBs)
  - ✅ 1x Guest Article on HelloWoofy.com Blog and Newsletter plus social media promotion
  - ✅ 7x Free Enterprise HelloWoofy.com Plans (or equivalent)
  - ✅ Potential advisory position (to be discussed over meeting with Founder + CEO)

    - 👉 Invest at $499,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 6x Free 60 min Expert Digital Marketing Consultation ($1800 Value)
  - ✅ 1x Guest Appearance on Content Masters LIVE show (audience of over 6,000 SMBs)
  - ✅ 1x Guest Article on HelloWoofy.com Blog and Newsletter plus social media promotion
  - ✅ 7x Free Enterprise HelloWoofy.com Plans (or equivalent)
  - ✅ 3x Free ANY HelloWoofy.com Plans for Friends and Family of Investor (or equivalent)
  - ✅ Potential advisory position (to be discussed over meeting with Founder + CEO)
  - ✅ Potential board position (to be discussed over meeting with Founder + CEO)

- 👉 Invest at $999,999 Level

  - ✅ Shoutout on social media
  - ✅ Shoutout on our company blog
  - ✅ 9x Free 60 min Expert Digital Marketing Consultation ($1800 Value)
  - ✅ 2x Guest Appearance on Content Masters LIVE show (audience of over 6,000 SMBs)
  - ✅ 3x Guest Article on HelloWoofy.com Blog and Newsletter plus social

- ✅ 2x Guest Article on HelloWoofy.com Blog and Newsletter plus social media promotion
- ✅ 9x Free Enterprise HelloWoofy.com Plans (or equivalent)
- ✅ 6x Free ANY HelloWoofy.com Plans for Friends and Family of Investor (or equivalent)
- ✅ Potential advisory position (to be discussed over meeting with Founder + CEO)
- ✅ Potential board position (to be discussed over meeting with Founder + CEO)

How does HelloWoofy.com build its own community of thousands of small businesses?

First, we "dog food" our own products to capture leads, scale revenue and build a community by automating nearly 5 marketing channels for our business. Additionally, we host weekly mentoring and networking online calls for members of our community to cover such topics as the following but not limited to:

- How to I setup social media marketing for my business?
- How do I create content and never hit a creative block?
- How do I generate more revenue using sales funnels? What are funnels?
- How do I use paid marketing to help scale my small business?
- What tools do I need to improve my small business? How do I use them?


I'd Like to Invest
as low as $100, $249 or more for Perks

Who is behind HelloWoofy.com and why it matters we win?


Arjun Rai,
Founder + CEO,
HelloWoofy.com

HelloWoofy.com is founded by Arjun Rai a 4x entrepreneur and small business owner that understands we all today need an extra hand or two to win big in our industries as small businesses. Building a platform for small businesses by small businesses means you as an investor get a piece of a platform designed from the ground up with smart marketing and smart networking technology for the sole purpose of converting leads into customers and revenue. Mr. Rai understands this and along with his distributed global team of experts, has been able to create a business model that scales with you, our community members investing as low as $100 at a time, receiving perks for investing such as free membership of HelloWoofy.com (depending on level of investment) and having an impact on the software with your opinions, ideas and expertise. Mr. Rai is surrounded by board of directors with billions of dollars of shareholder value in returns as well as an advisory board packed with experts from various industries covering all facets of a scaling business. As we grow, our focus will shift to mid market and enterprise needs and thus increasing lifetime value of new customers.


Arjun
Jack
Sunil
Michael
VP OF PAID MARKETING
Amaris
MARKETING SPECIALIST
Beatriz
GRAPHIC DESIGNER
Ranj
SALES MANAGER
Ankur
TECH LEAD + ENGINEER
Ihor
SENIOR FULL STACK ENGINEER
Alex
LEAD QA ENGINEER
Pravin
FRONT END DEVELOPER
Bala
Igor
Vitaliy
Zia
Suhas
SPECIAL PROJECTS
Arun
DATA SCIENTIST

In addition, our team of engineering, marketing and operations experts allows for our startup to scale quickly with added capital infusion and introduce additional products for increasing revenues. With scale, we intend on shifting to mid market and enterprise grade subscription plans increasing lifetime value of customers.


Invest as low as $100
Perks Included at $249+ Levels of Investment

Featured on:

FAQs

Frequently asked questions from small business owners like you when investing as low as $100 in a platform like HelloWoofy.com built for small business owners by small business owners aka underdogs.

1. What does your company do?

🏆 Smart marketing for underdogs aka small businesses at the price point of a cup of coffee. Manage using data science social media marketing, content marketing, optimizing any form of writing, creating graphical content and smart speaker marketing. Learn more at HelloWoofy.com! 🚀

2. Where do you want to be in 5 years?

💰 Multi billion dollar enterprise supporting smallest of small businesses with a cutting edge marketing focused platform worldwide. 🌎 These projections cannot be guaranteed.

3. Why did you choose this idea? Why do you care?

👉 As a small business owner myself, I personally understand the desperate need for smart marketing to win online...a solution that uses science, is simple and opens up my ability to scale easily...every SMB owner in 2021 and beyond needs such a solution to survive digitally. ✅

4. How did you overcome and persist in your journey as a SMB owner?

🤝 Building startups has it's own set of challenges but when combined with personal ones too, that's when a true entrepreneur is built. Having overcome dozens, HelloWoofy is a battle hardened startup that's on a mission to help other SMBs succeed, no, dominate online digital marketing for the price of a cup of coffee. ☕

5. When do I see my return?

Great question. As you know, startups are a very high risk investment and we highly recommend doing your own due diligence on any offering before making an investment. Our goal is to maximize shareholder return to the best of our ability while building a sustainable business model to support our customers globally. As we expand, we expect to succeed in our goals but no financial returns are guaranteed. Please consult a financial advisor before making any investment decisions.

6. How can I get in involved with the team and offer my expertise?

That's amazing! Just email our Founder and CEO to discuss ways to collaborate at arjun@HelloWoofy.com!

7. What plans do I get for free when investing in HelloWoofy's current capital raise?

We appreciate your investment and depending on the amount you've invested the perks listed above can give you an understanding of what you get at each investment level. Invest as low as $100 to get started!

8. Who is HelloWoofy for?

Our customers base globally are mainly women led businesses in the coaching, real estate and podcasting industries however we do have several other types of businesses on board. As we scale to mid market, we anticipate seeing more ad agencies joining our platform as a larger percentage of our user base allowing for higher lifetime values and average cart.

9. What is the purpose of the capital being raised and how will it help scale HelloWoofy.com?

- a. Improve backend engineering of software platform for enhanced stability and improve frontend user experience / user interface based on feedback from paying customers for easier use of platform.
- b. Scale affiliate program now integrated into subscription management system for unlimited commissions to members of HelloWoofy.com sharing their affiliate codes with potential users.
- c. Drive customer acquisition cost to as close as possible to $0 with emphasis on organic marketing channels and channel partners (such as our partnership with Jim Edwards).



I'd Like to Invest

as low as $100, $249 or more for Perks

Downloads

HelloWoofy 2023 Deck Generative AI 3 Patents 1M+ Sales.pdf